Proskauer Rose LLP, 70 West Madison, Suite 3800, Chicago, Illinois 60602

December 31, 2020

Via Edgar and E-mail

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	New York City REIT, Inc. Schedule TO-I/A filed December 29, 2020 Schedule TO-I filed December 28, 2020 File No. 005-90261

Dear Ms. Chalk:

We are writing on behalf of our client, New York City REIT, Inc. (the “Company,” “we,” “us,” or “our”), in response to your letter, dated December 31, 2020, on behalf of the staff of the Securities and Exchange Commission (the “SEC”) concerning the above captioned Schedule TO-I/A and Schedule TO-I (collectively, the “Schedule TO”). For ease of reference, we have reproduced the comments in bold type below followed by the Company’s response.

Concurrently with this letter, the Company is filing Amendment No. 2 to the Schedule TO, which amends and supplements the Offer to Purchase, dated December 28, 2020, included as Exhibit (a)(1)(A) to the Schedule TO (as amended and supplemented, the “Offer to Purchase”). Capitalized terms used but not defined herein have the meaning given to such terms in the Offer to Purchase.

Schedule TO-I filed December 28, 2020

Exhibit (a)(1)(A) – Offer to Purchase

When will the Offer expire? page 6

1.	Clarify the date this Offer expires. In this section, you state that February 5, 2021 is the Expiration Date. However, on the cover page of the Offer to Purchase, you disclose that the Offer expires at 11:59 pm on January 27, 2021.

As indicated on pages i, 1 and 11 of the Offer to Purchase and in the Letter of Transmittal included as Exhibit (a)(1)(B) to the Schedule TO, the Offer expires at 11:59 p.m., Eastern Time, January 27, 2021 unless extended, withdrawn or earlier terminated. The reference to February 5, 2021 on page 6 of the Offer to Purchase was previously corrected in Amendment No. 1 to the Schedule TO filed on December 29, 2020.

Christina Chalk
December 31, 2020

Conditions of the Offer, page 17

2.	Refer to the second bullet point on page 18. All Offer conditions must be satisfied or waived as of the Expiration Date of the Offer, not the time of purchase of Class B Shares in the Offer. The condition related to the MacKenzie Offer, which expires after your Offer, must be satisfied or waived at the Expiration Date, not the date of payment for Class B Shares in this Offer. Please revise the language of this condition accordingly.

The language on pages 7 and 18 of the Offer to Purchase has been revised to clarify that the condition must be satisfied or waived as of the Expiration Date.

3.	On page 18, revise to explain what is meant by a “limitation on prices for” securities on any U.S. exchange. Alternatively, delete this language.

The language on pages 7 and 18 of the Offer to Purchase has been revised to delete the qualifier based on limitation on prices.

4.	We note that you may terminate the Offer if completing it would cause you to fail to qualify for taxation as a REIT. Given the contemporaneous MacKenzie Offer, expand to explain what factors this determination will be based upon.

The language on pages 8 and 19 of the Offer to Purchase has been revised to note how the Offer may impact the Company's REIT status.

Miscellaneous, page 30

5.	While you are not required to distribute the Offer materials into any foreign jurisdiction, tenders must be accepted from all Class B target security holders, wherever located. Refer to the all-holders provisions in Rule 13e-4(f)(8)(i) and the guidance in Release No. 33-8957 (September 19, 2008). Accordingly, please revise to remove the statement here indicating that tenders will not be accepted from holders of Shares in certain jurisdictions.

The language on page 30 of the Offer to Purchase has been revised consistent with Rule 13e-4(f)(9)(ii) under the Securities Exchange Act of 1934, as amended.

* * *

We appreciate your review and assistance. Should you require additional information or have any questions, please contact me at (312) 962-3567.

Sincerely,

/s/ Michael J. Choate

CC:	James A. Tanaka, Esq.